                                                            Exhibit 99 (a)(1)(A)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                           RAYTEL MEDICAL CORPORATION
                                       AT
                              $10.25 NET PER SHARE
                                       BY
                      SHL TELEMEDICINE ACQUISITION CORP.,
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                             SHL TELEMEDICINE LTD.
------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 21, 2002, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 7, 2002 (THE "MERGER AGREEMENT"), AMONG SHL TELEMEDICINE LTD. ("SHL"), SHL TELEMEDICINE ACQUISITION CORP. ("PURCHASER") AND RAYTEL MEDICAL CORPORATION ("RAYTEL"). THE BOARD OF DIRECTORS OF RAYTEL HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, RAYTEL AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF RAYTEL UNANIMOUSLY RECOMMENDS THAT RAYTEL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) IN THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15 OF THIS OFFER TO PURCHASE.

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to Alpine Fiduciary Services, Inc. (the "Depositary") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2 hereof, deliver an Agent's Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in
Section 2 hereof, in each case prior to the expiration of the Offer, or
(2) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in
Section 2 of this Offer to Purchase.

    Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the "Information Agent") or to CIBC World Markets Corp. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, bank, trust company or other nominee for assistance.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                          [LOGO OF CIBC WORLD MARKETS]

February 22, 2002

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                           --------
SUMMARY TERM SHEET.......................................................      3

INTRODUCTION.............................................................      7

THE TENDER OFFER.........................................................      9

    1.       Terms of the Offer..........................................      9

    2.       Procedures for Tendering Shares.............................     11

    3.       Withdrawal Rights...........................................     14

    4.       Acceptance for Payment and Payment for Shares...............     15

    5.       Certain U.S. Federal Income Tax Consequences................     16

    6.       Price Range of the Shares; Dividends........................     17

    7.       Effect of the Offer on the Market for the Shares; Nasdaq
             Listing; Exchange Act Registration; Margin Regulations......     18

    8.       Certain Information Concerning Raytel.......................     19

    9.       Certain Information Concerning the Purchaser and SHL........     22

    10.      Source and Amount of Funds..................................     22

    11.      Contacts and Transactions with Raytel; Background of the
             Offer.......................................................     23

    12.      Purpose of the Offer and the Merger; Plans for Raytel; the
             Merger Agreement; the Stockholders' Agreement; the
             Confidentiality Agreement...................................     26

    13.      Dividends and Distributions.................................     39

    14.      Certain Conditions of the Offer.............................     39

    15.      Certain Legal Matters.......................................     42

    16.      Fees and Expenses...........................................     44

    17.      Miscellaneous...............................................     45

SCHEDULE I -- Directors and Executive Officers of Purchaser and SHL......    S-1

                               SUMMARY TERM SHEET

    SHL TeleMedicine Acquisition Corp. is offering to purchase all of the outstanding common stock of Raytel Medical Corporation for $10.25 net per share in cash. The following are some of the questions you, as a stockholder of Raytel Medical Corporation, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the accompanying letter of transmittal prior to making any decision regarding your shares because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

    Our name is SHL TeleMedicine Acquisition Corp. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of Raytel Medical Corporation. We are an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation listed on the SWX New Market. See "Introduction" and Section 9--"Certain Information Concerning the Purchaser and SHL" of this Offer to Purchase.

WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

    We are seeking to purchase all of the outstanding common stock of Raytel Medical Corporation and the rights to purchase preferred stock associated with those shares. See "Introduction" and Section 1--"Terms of the Offer" of this Offer to Purchase.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

    We are offering to pay $10.25 per share, net to you, in cash, without interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and Section 1--"Terms of the Offer" of this Offer to Purchase.

WHAT DOES THE RAYTEL MEDICAL CORPORATION BOARD OF DIRECTORS THINK OF THE OFFER?

    We are making the offer pursuant to a merger agreement among us, SHL TeleMedicine Ltd. and Raytel Medical Corporation. The board of directors of Raytel Medical Corporation, upon the unanimous recommendation of a special committee of its board of directors, unanimously approved and adopted the merger agreement, our tender offer and our proposed merger with Raytel. The board of directors of Raytel has determined that the offer and the merger are advisable and fair to, and in the best interests of, Raytel and its stockholders and unanimously recommends that stockholders tender their shares in the tender offer. Raytel has prepared a Solicitation/Recommendation Statement containing additional information regarding its determination and recommendation, which is being sent to Raytel stockholders together with this Offer to Purchase.
See "Introduction."

HAVE ANY RAYTEL STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

    Yes. In connection with entering into the merger agreement, all of Raytel's directors and executive officers entered into an agreement with us agreeing to tender all of their shares of Raytel common stock, representing approximately 6.4% of the outstanding common stock of Raytel, and to vote in favor of the merger. See Section 12--"Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement" of this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    SHL TeleMedicine Ltd., our parent company, will provide us with sufficient funds to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. SHL TeleMedicine Ltd. expects to obtain sufficient funds from available cash and working capital. The offer is not conditioned upon any financing arrangements. See Section 10--"Source and Amount of Funds" of this Offer to Purchase.

IS YOUR OR SHL TELEMEDICINE LTD.'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES IN THE OFFER?

    We do not believe our or SHL TeleMedicine's financial condition is relevant to your decision whether to tender your shares and accept the offer because:

    - the offer is being made for all outstanding shares solely for cash;

    - the offer is not subject to any financing condition; and

    - if we consummate the offer, we will acquire all remaining shares in the merger for the same share price as in the offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have until 12:00 midnight, New York City time, on Thursday, March 21, 2002, to tender your shares in the offer, unless the offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See
Section 1--"Terms of the Offer" and Section 2--"Procedures for Tendering Shares" of this Offer to Purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Subject to the terms of the merger agreement, we can extend the offer at any time and from time to time in our sole discretion. We have agreed in the merger agreement that:

    - we may extend the offer for one or more periods of 10 business days, but not later than April 23, 2002, if any of the conditions to the offer described in Section 14 hereof is not satisfied (or waived by us);

    - we may extend the offer if we are required to do so by the rules of the Securities and Exchange Commission;

    - we may extend the offer to a date not later than April 23, 2002, if all the conditions to the offer are satisfied (or waived by us) but the number of shares tendered is less than 90% of the then outstanding shares; and

    - finally, we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is provided, will be an additional period of time from 3 to 20 business days beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

    See Section 1--"Terms of the Offer" of this Offer to Purchase.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the offer, we will inform Alpine Fiduciary Services, Inc., the depositary for the offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York

City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1--"Terms of the Offer" of this Offer to Purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    There is no financing condition to the offer; however we are not obligated to purchase any tendered shares:

    - unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the shares of Raytel Medical Corporation outstanding on a fully diluted basis (this condition is called the minimum tender condition and cannot be waived by us without Raytel's consent); and

    - if any event has occurred since September 30, 2001, that could reasonably be expected to have a material adverse effect (as defined in the merger agreement) on Raytel Medical Corporation and the possibility that such event could occur was not expressly disclosed to us.

    A fuller discussion of the conditions to the consummation of the offer may be found in Section 14--"Certain Conditions of the Offer" of this Offer to Purchase. We can waive any of the conditions to the offer without Raytel's consent, except the minimum tender condition.

HOW DO I TENDER MY SHARES?

    To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to Alpine Fiduciary Services, Inc., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See
Section 2--"Procedures for Tendering Shares" of this Offer to Purchase.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw shares at any time until the offer has expired and, if we have not, by April 23, 2002, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1--"Terms of the Offer" and Section 3--"Withdrawal Rights" of this Offer to Purchase.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1--"Terms of the Offer" and Section 3--"Withdrawal Rights" of this Offer to Purchase.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

    Appraisal rights are not available in the offer. However, if you choose not to tender, and the offer is consummated, appraisal rights will be available in the merger of SHL TeleMedicine Acquisition Corp. and Raytel Medical Corporation. If you choose to exercise your appraisal rights, and you comply with the applicable legal requirements, you will be entitled to payment for your shares based on an independent appraisal of the fair value of your shares. This fair value may be more or less than $10.25 per share. See Section 15--"Certain Legal Matters" of this Offer to Purchase.

WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL THE RAYTEL SHARES ARE NOT TENDERED IN THE OFFER?

    Yes. If we accept for payment and pay for more than 50% of the outstanding shares on a fully-diluted basis of Raytel Medical Corporation, we will complete a merger with Raytel. If that merger takes place, SHL TeleMedicine Ltd. will own all of the shares of Raytel Medical Corporation and all remaining stockholders of Raytel, other than us and stockholders properly exercising appraisal rights, will receive $10.25 per share in cash (or any other higher price per share paid in the offer). See "Introduction" and Section 12--"Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement" of this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    If the merger takes place, stockholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue appraisal under Delaware law. Therefore, if the merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the merger does not take place, the number of stockholders and the number of shares of Raytel Medical Corporation that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on The Nasdaq SmallCap Market or any other securities exchange, and Raytel Medical Corporation may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly-held companies. See
Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" of this Offer to Purchase.

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

    The receipt of cash by you in exchange for your shares pursuant to the offer, the merger or upon exercise of appraisal rights is a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the shares you tender and the amount of cash you receive for those shares. You should consult your tax advisor about the particular tax consequences of tendering your shares. See Section 5--"Certain U.S. Federal Income Tax Consequences" of this Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On February 7, 2002, the last trading day before Raytel Medical Corporation and SHL TeleMedicine Ltd. announced that they had signed the merger agreement, the last sale price of the shares reported on The Nasdaq SmallCap Market was $8.00 per share. On February 21, 2002, the last trading day before we commenced our tender offer, the last sale price of the shares was $10.19 per share. We advise you to obtain a recent quotation for shares of Raytel Medical Corporation in deciding whether to tender your shares. See Section 6--"Price Range of the Shares; Dividends" of this Offer to Purchase.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) or CIBC World Markets Corp. at (866) 767-9649 (toll free). Georgeson Shareholder Communications Inc. is acting as the information agent and CIBC World Markets Corp. is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
Raytel Medical Corporation:

                                  INTRODUCTION

    SHL TeleMedicine Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), hereby offers to purchase all the outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase the Series A Preferred Stock of Raytel (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 14, 1998, by and between Raytel Medical Corporation and BankBoston, N.A., as Rights Agent (together, the "Shares"), of Raytel Medical Corporation, a Delaware corporation ("Raytel"), at a price of $10.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2002 (the "Merger Agreement"), among SHL, the Purchaser and Raytel, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Raytel, with Raytel surviving the merger as an indirect wholly-owned subsidiary of SHL (the "Merger"). In the Merger, each outstanding Share (other than Shares held by Raytel as treasury stock and Shares owned by SHL or Raytel or any subsidiary of SHL or Raytel or by stockholders, if any, who are entitled to and properly exercise appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon. The Merger Agreement is more fully described in Section 12 of this Offer to Purchase, which also contains a discussion of the treatment of stock options. We are not asking for a proxy and you are requested not to send us a proxy. Any solicitation of proxies will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    Tendering stockholders whose shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of CIBC World Markets Corp., which is acting as Dealer Manager (the "Dealer Manager"), Alpine Fiduciary
Services, Inc., which is acting as the Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See
Section 16--"Fees and Expenses" of this Offer to Purchase.

    THE BOARD OF DIRECTORS OF RAYTEL (THE "RAYTEL BOARD"), UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE RAYTEL BOARD (THE "SPECIAL COMMITTEE"), HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, RAYTEL AND ITS STOCKHOLDERS. ACCORDINGLY, THE RAYTEL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER. THE FACTORS CONSIDERED BY THE RAYTEL BOARD IN ARRIVING AT ITS DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT RAYTEL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN RAYTEL'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND IS BEING MAILED TO RAYTEL STOCKHOLDERS WITH THIS OFFER TO PURCHASE.

    Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") has acted as Raytel's financial advisor. The opinion of Houlihan Lokey, dated February 7, 2002, that, as of such date, the consideration to be received in the Offer and the Merger by the holders of Shares is fair to such holders from a financial point of view is set forth in full as an annex to the Schedule 14D-9. Stockholders are urged to, and should, carefully read the Schedule 14D-9 and such opinion in their entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Houlihan Lokey.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN
SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF THE SHARES ON A FULLY-DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 1--"TERMS OF THE OFFER", SECTION 14--"CERTAIN CONDITIONS OF THE OFFER" AND SECTION 15--"CERTAIN LEGAL MATTERS" OF THIS OFFER TO PURCHASE.

    Consummation of the Merger is subject to a number of conditions, including approval by Raytel stockholders and Shares having been purchased pursuant to the Offer. The Merger Agreement is more fully described in Section 12 of this Offer to Purchase.

    Raytel has informed the Purchaser that, as of February 4, 2002, there were:
(a) 2,919,822 Shares issued and outstanding and (b) 454,724 Shares subject to outstanding options to purchase Shares from Raytel. Based upon the foregoing and assuming that no Shares are otherwise issued after February 4, 2002, the Minimum Tender Condition will be satisfied if at least 1,687,274 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of Shares outstanding on a fully diluted basis on the date that the Purchaser accepts Shares for payment pursuant to the Offer. Raytel's directors and executive officers, who own 188,010 outstanding Shares, have agreed to tender their Shares in the Offer. If the Minimum Tender Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of Raytel's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of Raytel. See Section 12--"Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement" of this Offer to Purchase.

    Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5--"Certain U.S. Federal Income Tax Consequences" of this Offer to Purchase.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date in accordance with the procedures described in Section 2 hereof and not properly withdrawn in accordance with
Section 3 hereof. The term "Expiration Date" means 12:00 midnight, New York City time, on March 21, 2002, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

    The Purchaser may, without the consent of Raytel, and expressly reserves the right (but shall not be obligated) to extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary: (i) if at the Expiration Date one or more of the conditions to the Purchaser's obligation to purchase Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, provided, however, that the Expiration Date of the Offer may not extend beyond April 23, 2002; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any other period required by applicable law; or
(iii) if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less that ninety percent (90%), provided, however, that the Expiration Date of the Offer may not extend beyond April 23, 2002. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    The Purchaser expressly reserves the right (but is not obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of Raytel, the Purchaser may not (i) decrease the price per Share to be paid pursuant to the Offer, (ii) decrease the number of Shares subject to the Offer, (iii) change the form of consideration payable in the Offer, (iv) impose conditions in addition to the Minimum Tender Condition and the other conditions described in
Section 14 of this Offer to Purchase, (v) except as provided above or as otherwise required by the SEC, extend the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares.

    If by 12:00 midnight, New York City time, on March 21, 2002 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, reserves the right (but is not obligated): (i) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders; (ii) except as set forth above with respect to the Minimum Tender Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn; (iii) as set forth above, to extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or (iv) except as set forth above, to amend the Offer.

    Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), which require that material changes be promptly disseminated to holders of Shares), the Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date the Purchaser decreases the number of shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such decrease or increase is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

    Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

    During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired,
(ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after March 21, 2002. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the expiration date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify Raytel stockholders consistent with the requirements of the SEC.

    THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN

THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    Raytel has provided the Purchaser with Raytel's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURES FOR TENDERING SHARES.

    VALID TENDER.  For a stockholder to validly tender Shares pursuant to the
Offer:

    - the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase;

    - in the case of a transfer effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or

    - the tendering stockholder must, prior to the expiration date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

In all cases, Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), is received by the Depositary.

    The valid tender of Shares pursuant to one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY (AS DEFINED BELOW), IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION (AS DEFINED BELOW)). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer

Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if:

    - the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

    - such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an "Eligible Institution").

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

    - such tender is made by or through an Eligible Institution;

    - a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

    - either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the Depositary at one of its addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the National Association of Securities Dealers Automated Quotation System ("Nasdaq") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by the purchaser on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

    APPOINTMENT AS PROXY. By executing a Letter of Transmittal (or facsimile thereof), (or, in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint designees of the Purchaser as the stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after February 7, 2002. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Raytel's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, SHL, Raytel, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

    BACKUP WITHHOLDING. In order to avoid "backup withholding" of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 30%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Some stockholders (including, among others, corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 23, 2002.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 above at any time prior to the Expiration Date.

    If the Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section 3.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, SHL, Raytel, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 above, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as reasonably practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 of this Offer to Purchase.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 above, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

    The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or Merger and the stockholder's aggregate adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be.

    If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder's holding period for the Shares exceeds one year. In the case of a tendering noncorporate stockholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 20%. In addition, there are limits on the deductibility of capital losses.

    A stockholder (other than certain exempt stockholders including, among others, corporations and certain foreign individuals) that tenders Shares may be subject to 30% backup withholding unless the stockholder provides its TIN and certifies under penalty of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See "Backup Withholding" under Section 2 of this Offer to Purchase. Each stockholder should complete and sign the Substitute

Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

    If backup withholding applies to a stockholder, the Depositary is required to withhold 30% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

    The foregoing discussion is based on the Code, regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code--such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations and financial institutions--and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction.

    THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS.

    The Shares are traded on The Nasdaq SmallCap Market under the symbol "RTEL". The shares were traded on The Nasdaq National Market from November 30, 1995, the date of Raytel's initial public offering, until February 26, 2001, and on The Nasdaq SmallCap Market since that date. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share (adjusted to reflect the one-for-three reverse stock split effected May 9, 2001), as reported by Nasdaq.

                                                                HIGH       LOW
                                                              --------   --------
Fiscal Year Ended September 30, 2000:
  First Quarter.............................................  $12.751     $8.156
  Second Quarter............................................  $12.376     $8.251
  Third Quarter.............................................  $11.064     $4.875
  Fourth Quarter............................................  $ 5.438     $0.656
Fiscal Year Ended September 30, 2001:
  First Quarter.............................................  $ 5.063     $1.313
  Second Quarter............................................  $ 3.375     $1.219
  Third Quarter.............................................  $ 2.250     $1.100
  Fourth Quarter............................................  $ 8.750     $2.000
Fiscal Year Ended September 30, 2002:
  First Quarter.............................................  $ 8.140     $4.840
  Second Quarter (through February 21)......................  $10.190     $7.100

    On February 7, 2002, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on Nasdaq was $8.00 per Share. On February 21, 2002, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on Nasdaq was $10.19 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    Raytel has never paid cash dividends on its shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

    MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NASDAQ QUOTATION. The Shares are traded through Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued designation for The Nasdaq SmallCap Market. According to Nasdaq's published guidelines, Nasdaq would consider delisting the Shares if, among other things, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of holders of Shares falls below 300 or (iii) the market value of publicly held Shares is less than $1 million. Shares held by officers or directors of Raytel or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to Raytel, as of February 4, 2002, there were 2,919,822 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued inclusion in The Nasdaq SmallCap Market, the market for Shares could be adversely affected.

    In the event that the Shares were no longer eligible for Nasdaq quotation, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Raytel to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Raytel to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Raytel, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to Raytel. Furthermore, the ability of "affiliates" of Raytel and persons holding "restricted securities" of Raytel to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting and would no longer constitute "margin securities" under the Federal Reserve Board's regulations. The Purchaser intends to seek to cause Raytel to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then such shares will be delisted from all stock exchanges and the registration of such shares under the Exchange Act will be terminated following consummation of the Merger.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares.

Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.  CERTAIN INFORMATION CONCERNING RAYTEL.

    Raytel Medical Corporation is a Delaware corporation with its principal offices at 2755 Campus Drive, Suite 200, San Mateo, California 94403, telephone number (650) 349-0800. According to Raytel's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2001, Raytel's principal business is providing healthcare services that focus on the needs of patients with cardiovascular disease. Raytel provides remote pacemaker monitoring services, as well as other cardiac diagnostic services that utilize trans-telephonic monitoring technologies. Raytel also owns and operates a number of outpatient diagnostic imaging facilities and cardiovascular and nuclear cardiology diagnostic service facilities.

    Set forth below is certain selected financial information with respect to Raytel and its subsidiaries excerpted from the information contained in Raytel's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2001, and Raytel's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001. More comprehensive financial information is included in such reports and other documents filed by Raytel with the SEC, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

                           RAYTEL MEDICAL CORPORATION
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                                  THREE MONTHS
                                                                    FISCAL YEAR ENDED                 ENDED
                                                                      SEPTEMBER 30,               DECEMBER 31,
                                                              ------------------------------   -------------------
                                                                1999       2000       2001       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                       (THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Cardiac information services..............................  $ 44,731   $ 40,782   $ 37,776   $  9,551   $  9,299
  Diagnostic imaging services...............................    20,143     22,652     25,694      5,998      6,852
  Heart facilities and other................................    15,047      8,887      7,798      1,699      1,910
                                                              --------   --------   --------   --------   --------
Total revenues..............................................    79,921     72,321     71,268     17,248     18,061

Provision for OIG investigation expenses....................        --      2,000      2,600         --         --
Settlement with federal government..........................        --         --     11,500         --         --
Operating costs and selling, general and administrative
  expenses..................................................    64,383     61,612     62,898     14,932     15,627
Depreciation and amortization...............................     6,808      6,582      6,485      1,675      1,537
                                                              --------   --------   --------   --------   --------
Operating income (loss).....................................     8,730      2,127    (12,215)       641        897
Interest expense............................................     2,303      1,960      1,774        560        496
Other expense (income), net.................................    (1,099)      (941)      (600)      (218)       (73)
Minority interest...........................................     1,000        602        565         53         13
                                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations before income taxes
  (benefit).................................................     6,526        506    (13,954)       246        461
Provision for income taxes (benefit)........................     2,543        173       (635)        95        180
                                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations....................     3,983        333    (13,319)       151        281
Discontinued operations:
  Income (loss) from discontinued operations, net of tax
    (benefit)...............................................     1,371        830       (192)      (141)        --
  Loss on disposal of discontinued operations, net of tax
    benefit.................................................        --     (4,965)   (19,353)        --         --
                                                              --------   --------   --------   --------   --------
Net income (loss)...........................................  $  5,354   $ (3,802)  $(32,864)  $     10   $    281
                                                              ========   ========   ========   ========   ========
Basic income (loss) per share:
  Income (loss) from continuing operations..................  $   1.37   $    .11   $  (4.57)  $    .05   $    .10
  Income (loss) from discontinued operations................       .47      (1.41)     (6.70)      (.05)        --
                                                              --------   --------   --------   --------   --------
    Total...................................................  $   1.84   $  (1.30)  $ (11.27)  $      0   $    .10
                                                              ========   ========   ========   ========   ========
Diluted income (loss) per share:
  Income (loss) from continuing operations..................  $   1.32   $    .11   $  (4.57)  $    .05   $    .10
  Income (loss) from discontinued operations................       .46      (1.41)     (6.70)      (.05)        --
                                                              --------   --------   --------   --------   --------
    Total...................................................  $   1.78   $  (1.30)  $ (11.27)  $      0   $    .10
                                                              ========   ========   ========   ========   ========
Weighted average shares outstanding:
  Basic.....................................................     2,904      2,915      2,917      2,917      2,919
                                                              ========   ========   ========   ========   ========
  Diluted...................................................     3,013      2,915      2,917      2,919      2,953
                                                              ========   ========   ========   ========   ========

                                                                     AT SEPTEMBER 30,
                                                              ------------------------------     AT DECEMBER 31,
                                                                1999       2000       2001            2001
                                                              --------   --------   --------   -------------------
CONSOLIDATED BALANCE SHEET DATA:
Total assets................................................  $117,783   $109,597   $ 73,229         $71,673
Long-term debt and capital lease obligations (1)............    29,370     25,197     25,004         23,925
Total stockholders' equity..................................    72,029     67,862     34,931         35,218

------------------------------

(1) Includes current portion of long-term debt and capital lease obligations.

    CERTAIN RAYTEL PROJECTIONS. During the course of discussions between representatives of SHL and Raytel, Raytel provided SHL or its representatives with certain non-public business and financial information about Raytel. This information included projections of total revenue and net income for Raytel for fiscal year 2002 of $78,108,000 and $2,796,000, respectively.

    Raytel has advised the Purchaser and SHL that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to SHL. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and Raytel's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. Raytel has advised the Purchaser and SHL that its internal financial forecasts (upon which the projections provided to SHL and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of Raytel with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Raytel's control, and none of which were subject to approval by SHL or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of SHL, the Purchaser, Raytel or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of SHL, the Purchaser, Raytel or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Raytel compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

    AVAILABLE INFORMATION. Raytel is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Raytel's directors and officers, their remuneration, stock options and other matters, the principal holders of Raytel's securities and any material interest of such persons in transactions with Raytel is required to be disclosed in reports filed with the SEC. Such reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, DC 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

    Except as otherwise stated in this Offer to Purchase, the information concerning Raytel contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information and is qualified in its entirety by reference thereto. Although SHL and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor SHL takes any responsibility for the accuracy or completeness of such information or for any failure by Raytel to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND SHL.

    The Purchaser, a Delaware corporation that is an indirect wholly-owned subsidiary of SHL, was organized to acquire Raytel and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are owned by SHL TeleMedicine North America, Inc., an indirect wholly-owned subsidiary of SHL. The principal office of the Purchaser is c/o Brian Alperstein, Lasa, Monroig & Veve, 2121 K Street, N.W., Suite 800, Washington, D.C. 20037. The telephone number of the Purchaser is
(202) 261-3520.

    SHL is a corporation organized under the laws of Israel. The principal office of SHL is located at 90 Igal Alon Street, Tel Aviv 67891, Israel. The telephone number of SHL is (972) 3 561-2212. SHL develops and markets telemedicine systems and call center services. It provides remote monitoring systems in cardiology and pulmonology for a variety of patients ranging from high risk and chronically ill patients to healthy individuals who wish to take a more active role in managing their health. Individuals can transmit indications of cardiac or pulmonary functions (for example, 12-lead EKG, blood pressure and spirometry readings) via phone to a medical call center staffed with trained medical personnel for analysis and instruction. SHL is listed on the SWX New Market and holds 19.9% of the shares in the joint venture Philips HeartCare TeleMedicine Services Europe B.V.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and SHL are set forth in Schedule I hereto.

    Except as described in this Offer to Purchase, neither the Purchaser nor SHL, nor, to the knowledge of the Purchaser or SHL, any of the persons listed in
Schedule I or any associate or majority-owned subsidiary of the Purchaser or SHL or any of the persons so listed, beneficially owns any equity security of Raytel, and neither the Purchaser nor SHL nor, to the knowledge of the Purchaser or SHL, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of Raytel during the past 60 days.

    Except as described in this Offer to Purchase or the Tender Offer Statement on Schedule TO (the "Schedule TO"), (i) there have not been any contacts, transactions or negotiations between the Purchaser or SHL, any of their respective subsidiaries or, to the knowledge of the Purchaser or SHL, any of the persons listed in Schedule I, on the one hand, and Raytel or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) neither the Purchaser nor SHL nor, to the knowledge of the Purchaser or SHL, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of Raytel.

10. SOURCE AND AMOUNT OF FUNDS.

    The Purchaser's obligation to purchase Shares under the Offer is not conditioned on any financing arrangements or subject to any financing condition. SHL and the Purchaser estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $35.1 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by SHL, either directly or through one or more wholly-owned subsidiaries of SHL, to the Purchaser. SHL plans to make these contributions or loans from available cash and working capital.

11. CONTACTS AND TRANSACTIONS WITH RAYTEL; BACKGROUND OF THE OFFER.

    As part of the continuous evaluation of its business and plans to expand its business into the United States, SHL regularly considers a variety of strategic options and transactions. As part of this evaluation, SHL monitors many companies in its industry, including Raytel.

    On October 1, 2001, RT Acquisition Group, Inc. ("RT"), an acquisition vehicle formed by Richard Bader, Raytel's chairman and chief executive officer, and Albert J. Henry, a former Raytel director, filed a Schedule 13D with the SEC announcing that RT was evaluating a possible acquisition of Raytel.

    On October 25, 2001, Yariv Alroy, SHL's co-president, and another representative of SHL met with Mr. Bader in San Mateo, California to discuss the possibility of SHL's participation in the acquisition of Raytel. An unrelated individual experienced in the healthcare industry arranged for and participated in the meeting with Mr. Bader. Following this meeting, Yariv Alroy sent a letter to Mr. Bader on November 1, 2001, confirming SHL's interest in exploring the possible acquisition of Raytel.

    During the last week of October 2001, Fulbright & Jaworski L.L.P., counsel to SHL ("F&J"), contacted Houlihan Lokey, the Special Committee's financial advisor, to inquire whether Houlihan Lokey had begun a formal process in furtherance of Raytel's publicly-stated intention to seek strategic alternatives for Raytel, including a possible sale of Raytel to management or another party.

    On November 3, 2001, Yariv Alroy and Erez Alroy, SHL's co-presidents, received an e-mail from Houlihan Lokey which (i) introduced Houlihan Lokey,
(ii) referred to RT's publicly-announced proposal to acquire Raytel for between $7.00 to $9.00 per share, (iii) conveyed the Special Committee's and Houlihan Lokey's intention to conduct an accelerated process to explore its strategic alternatives and (iv) invited SHL to contact Houlihan Lokey if SHL was interested in pursuing a possible transaction with Raytel.

    On November 6, 2001, Erez Nachtomy, SHL's executive vice-president, and other representatives of SHL participated in a telephone conference with Houlihan Lokey to discuss Houlihan Lokey's view of the process to be implemented by the Special Committee to explore strategic alternatives. Following that call, on November 6, 2001, SHL sent Houlihan Lokey a letter expressing (i) SHL's interest in participating in the process in order to explore the possibility of acquiring Raytel, (ii) SHL's preliminary view that there might be room to offer to pay more than the publicly-announced price range for Raytel's common stock indicated in RT's October 1, 2001 13D filing and (iii) SHL's desire to commence its due diligence investigation of Raytel.

    Later on November 6, 2001, Houlihan Lokey forwarded to SHL a proposed confidentiality agreement. Representatives of Houlihan Lokey and SHL negotiated the terms of the confidentiality agreement through the last week of November 2001, and the confidentiality agreement was executed by the parties on November 29, 2001. The confidentiality agreement, among other things, required SHL to keep confidential any evaluation material furnished by or on behalf of Raytel pursuant to the confidentiality agreement, to use the material solely for the purpose of evaluating a possible transaction between Raytel and SHL, and not to make any offer or proposal to acquire Raytel except as provided in the confidentiality agreement.

    On November 17, 2001, SHL entered into an agreement with CIBC World Markets Corp. ("CIBC World Markets") retaining CIBC World Markets as its financial advisor in connection with the possible acquisition transaction involving Raytel.

    On November 27, 2001, Yariv Alroy contacted Rory Riggs, the sole member of Balfour LLC, which owned approximately 11.7% of Raytel's outstanding common stock according to a Schedule 13D filed with the SEC on August 28, 2001.
Mr. Alroy and Mr. Rigg's discussed their intentions with respect to Raytel. These contacts ended on same day, without any further action taken by SHL as a result of that contact.

    From November 7, 2001 through December 17, 2001, representatives of SHL, including Mr. Yariv Alroy and Mr. Nachtomy, engaged in discussions with representatives of an investment fund regarding the possibility of cooperating on a proposal to acquire Raytel. These discussions also included two meetings between the parties, held in New York on November 16 and December 10, 2001. These discussions effectively terminated on December 17, 2001, without any action taken as a result of such contacts.

    Following the execution of the confidentiality agreement on November 29, 2001, SHL received from Houlihan Lokey and Raytel financial, operational and other information concerning Raytel. Representatives of Houlihan Lokey and CIBC World Markets had numerous conferences over the next several weeks with respect to such information.

    On December 11, 2001, representatives of SHL, including Messrs. Yariv Alroy and Nachtomy, together with representatives of CIBC World Markets, met with members of Raytel's management, including John Lawler, Raytel's vice president and chief financial officer, and William Paradis, Raytel's vice president-accounting, at Raytel's Windsor, Connecticut facility to discuss due diligence matters and visit the facility. These due diligence discussions also included telephone conferences with Mr. Bader and Swapan Sen, a Raytel senior vice president and the president and chief operating officer of Raytel's imaging division.

    On December 12, 2001, SHL received from Houlihan Lokey a letter inviting SHL to submit a non-binding proposal to acquire Raytel or a division of Raytel, and a request that SHL specify any conditions to which the proposal would be subject.

    On December 12, 2001, an attorney at F&J and representatives of CIBC World Markets spoke by telephone conference with Mr. Bader and Raytel's special healthcare counsel to discuss certain healthcare issues relating to SHL's due diligence investigation.

    On December 15, 2001, representatives of SHL, including Messrs. Yariv Alroy and Nachtomy, together with representatives of CIBC World Markets, spoke by telephone conference with representatives of Houlihan Lokey and Mr. Zinberg, a Raytel director and member of the Special Committee, to discuss the status of, and various questions raised by SHL with respect to, the sale process to date.

    On December 17, 2001, SHL submitted to Raytel's Special Committee a non-binding proposal to acquire all the fully-diluted outstanding Shares by means of a cash tender offer or merger at a price of $11.50 per share. The proposal was subject to several conditions, including the satisfactory completion of SHL's due diligence investigation and the negotiation and preparation of definitive agreements. In addition, the proposal was based on certain assumptions, including assumptions with respect to liabilities which may result from the fact that certain reimbursement claims submitted by the New Jersey facility of Raytel's Cardiac Services subsidiary related to transtelephonic pacemaker monitoring services had not complied in all respects with certain requirements of Medicare's policy guidelines relating to the duration of testing sessions (the "New Jersey Claims").

    On December 19, 2001, representatives of CIBC World Markets and Houlihan Lokey spoke by telephone conference to discuss SHL's December 17, 2001 proposal letter.

    On December 20, 2001, SHL received Raytel's updated budget for 2002, which reflected decreased 2002 projections from those originally provided by Raytel.

    On December 20, 2001, SHL was requested by representatives of Houlihan Lokey to submit a revised non-binding proposal that was responsive to certain questions and comments made by Houlihan Lokey in respect of the SHL's
December 17, 2001 proposal.

    On December 21, 2001, SHL submitted to Raytel a revised non-binding proposal to acquire all the fully-diluted outstanding Shares by means of a cash tender offer at a price of $11.50 per share ($11.00 if its due diligence investigation did not support certain assumptions), which proposal superseded SHL's
December 17, 2001 proposal. The proposal was subject to several conditions, including the satisfactory completion of SHL's due diligence investigation and the negotiation and preparation of definitive agreements. The proposal was based on certain assumptions, including assumptions with respect to the New Jersey Claims.

    On December 23, 2001, Houlihan Lokey advised CIBC World Markets of the Special Committee's intent to move forward with SHL's proposal to acquire Raytel and negotiate the terms of and enter into an exclusivity agreement.

    From December 26 through December 28, 2001, representatives of Raytel and SHL negotiated the terms of an exclusivity agreement, which was executed by the parties on December 28, 2001. The exclusivity agreement provided that through January 23, 2002 (the "Exclusivity Period"), (i) SHL would complete its due diligence investigation of Raytel and (ii) the parties would endeavor to negotiate and finalize definitive agreements relating to SHL's proposed acquisition of Raytel. Pursuant to the exclusivity agreement, during the Exclusivity Period the Special Committee agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries or make or implement any proposal or offer with respect to the sale of Raytel (an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal. The exclusivity agreement also provided that Raytel would reimburse up to $150,000 of SHL's expenses if it took any action with respect to an Alternative Proposal.

    From January 2 through January 5, 2002, in furtherance of SHL's due diligence investigation of Raytel, representatives of SHL, including
Messrs. Yariv Alroy, Erez Alroy and Nachtomy, together with representatives of CIBC World Markets, made visits to the various offices and facilities of Raytel Cardiac Services and Imaging divisions and met with members of Raytel's management, including Messrs. Swapan Sen and Barry Forwand, Raytel's Cardiac Services division's senior vice-president of sales, and Jason Sholder, a Raytel senior vice president and president of Raytel's Cardiac Services division. SHL's accountants also visited Raytel's facilities in connection with their due diligence investigation of Raytel and continued their work through the third week of January.

    During the first three weeks of January, in furtherance of SHL's due diligence investigation of Raytel, representatives of SHL requested and received from Gray Cary Ware & Friedenrich LLP, counsel to Raytel ("GC"), and Sheppard, Mullin, Richter & Hampton LLP, counsel to the Special Committee ("SM"), additional information concerning Raytel, including with respect to outstanding healthcare issues.

    On January 3, 2002, F&J delivered a proposed agreement and plan of merger to SM, GC and Houlihan Lokey. During the remainder of January, the Special Committee and senior management of SHL and their respective counsel negotiated the terms of the proposed merger agreement.

    On January 16, 2002, representatives of SHL, including Mr. Yariv Alroy, together with representatives of CIBC World Markets, spoke with representatives of Houlihan Lokey and Mr. Zinberg, a member of the Special Committee and former president of Raytel's Cardiac Services division, by telephone conference to further discuss certain due diligence issues.

    On January 18, 2002, representatives of SHL, an attorney at F&J and representatives of Houlihan Lokey spoke with Mr. Sholder by telephone conference to further discuss due diligence issues.

    On January 23, 2002, the exclusivity agreement was extended until January 29, 2002, by mutual agreement of the parties.

    On January 31, 2002, SHL submitted an updated proposal to Raytel offering to acquire the fully-diluted outstanding Shares at a purchase price of $10.00 per share by way of a tender offer, subject to the receipt of certain additional information and the completion of definitive agreements. SHL noted that its offer was lower than the $11.50 it had originally indicated due to Raytel's anticipated lower than expected first quarter financial results and certain findings in its due diligence review, including its assessment of the status of the New Jersey Claims. SHL's revised proposal also reiterated that there were several specific outstanding items that SHL needed to complete its due diligence investigation.

    On February 1, 2002, a series of telephonic negotiations were held between Houlihan Lokey and CIBC World Markets to discuss pricing. On February 1, 2002, CIBC World Markets, at the direction of SHL, advised Houlihan Lokey that SHL would agree to a price of $10.25 per share and to the resolution of a number of provisions in the proposed merger agreement as proposed by the Special Committee. The parties agreed on the steps that needed to be completed before an agreement could be reached, including availability of Raytel's first quarter financial information.

    On February 2, 2002, the exclusivity agreement was extended through February 7, 2002 by mutual agreement of the parties.

    From February 1 through 7, 2002, the Special Committee and senior management of SHL and their respective counsel continued negotiations to finalize the terms of the proposed merger agreement.

    On February 7, 2002, following the meeting of the Special Committee on February 6, 2002 and then meetings of the Board of Directors of Raytel on February 6 and 7, 2002, both unanimously recommending the transaction, Raytel and SHL signed the Merger Agreement, and directors and executive officers of Raytel and SHL signed the Stockholders' Agreement agreeing, among other things, to tender their Shares in the Offer, in the early evening and the transaction was announced prior to the opening of the market on February 8, 2002.

    During the Offer, SHL intends to have ongoing contacts and negotiations with Raytel and its directors, officers and stockholders.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR RAYTEL; THE MERGER AGREEMENT; THE STOCKHOLDERS' AGREEMENT; THE CONFIDENTIALITY AGREEMENT.

PURPOSE OF THE OFFER AND THE MERGER.

    The purpose of the Offer and the Merger is to enable SHL to acquire control of, and the entire equity interest in, Raytel. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer. If the Minimum Tender Condition and the other conditions to the Offer are satisfied or waived by Purchaser and if the Offer is consummated, Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved without the approval of the holders of any other Shares, although a stockholder vote may be necessary. If, however, after consummation of the Offer, Purchaser owns at least 90% of the then outstanding Shares, Purchaser will be able to cause the Merger to occur without a vote of Raytel's stockholders. Pursuant to the terms of the Merger Agreement, SHL currently intends, promptly after consummation of the Offer, to exercise its right under the Merger Agreement to designate a majority of directors to the Raytel Board to reflect its total voting power of Shares then outstanding. SHL and Purchaser intend to consummate the Merger as soon as possible following the consummation of the Offer.

    Stockholders of Raytel who tender and sell their Shares in the Offer will cease to have any equity interest in Raytel and any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in Raytel and instead will have only the right to receive cash consideration pursuant to the Merger Agreement or to exercise statutory appraisal rights under Section 262 of the DGCL. Similarly, after selling their Shares in the

Offer or the subsequent Merger, stockholders of Raytel will not bear the risk of any decrease in the value of Raytel.

    Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of voting securities of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, pursuant to a short-form merger, without any action or vote on the part of the board of directors or the stockholders of such other corporation. In the event that the Purchaser acquires in the aggregate at least 90% of the Shares then outstanding pursuant to the Offer or otherwise, then, at the election of SHL, a short-form merger of the Purchaser with and into Raytel could be effected without any further approval of the Raytel Board or the Raytel stockholders. Even if the Purchaser does not own 90% of the Shares outstanding following consummation of the Offer, the Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the applicable 90% threshold and employ such a short-form merger. The per share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price. SHL presently intends to effect a short-form merger, if permitted to do so under the DGCL, pursuant to which Purchaser will be merged with and into Raytel.

PLANS FOR RAYTEL.

    Except as otherwise provided in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Raytel will be continued substantially as they are currently being conducted. SHL will continue to evaluate the business and operations of Raytel during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. In addition, SHL will continue to seek additional information about Raytel during such time periods. Thereafter, SHL intends to review such additional information as part of a comprehensive review of Raytel's business, operations, capitalization and management with a view to optimizing development of Raytel's potential in conjunction with SHL's businesses.

    Except as described above or elsewhere in this Offer to Purchase, Purchaser and SHL have no present plans that would relate to or result in an extraordinary corporate transaction involving Raytel or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any sale or transfer of a material amount of assets of Raytel or any of its subsidiaries, any change in the Raytel Board or management, any material change in Raytel's capitalization or dividend policy or any other material change in Raytel's corporate structure or business.

THE MERGER AGREEMENT

    THE FOLLOWING IS A SUMMARY OF MATERIAL PROVISIONS OF THE MERGER AGREEMENT. THIS SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH AGREEMENT FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO, WHICH IS INCORPORATED HEREIN BY REFERENCE. THE MERGER AGREEMENT SHOULD BE READ IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MATTERS SUMMARIZED BELOW. CAPITALIZED TERMS NOT OTHERWISE DEFINED BELOW WILL HAVE THE MEANINGS SET FORTH IN THE MERGER AGREEMENT. THE MERGER AGREEMENT MAY BE EXAMINED, AND COPIES OBTAINED, AS SET FORTH IN SECTION 8 OF THIS OFFER TO PURCHASE.

    THE OFFER. The Merger Agreement provides for the making of the Offer with an initial expiration date of March 21, 2002. Purchaser's obligation to accept for payment, purchase and pay for Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction of the condition that at least a majority of the Shares outstanding on a fully diluted basis have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Tender Condition") and certain other conditions described in
Section 14 below. The Merger Agreement provides that each stockholder who tenders Shares in the Offer will receive $10.25 for each Share tendered, net to the stockholder in cash.

    Purchaser expressly reserves the right to modify the terms of the Offer. However, Purchaser may not, without Raytel's prior written consent, which may be granted or withheld at its sole discretion, make any changes in the terms and conditions of the Offer that:

    - decrease the price per Share payable in the Offer;

    - decrease the number of Shares to be purchased in the Offer;

    - change the form of consideration to be paid for the Shares in the Offer;

    - impose conditions to the Offer in addition to the Minimum Tender Condition and those set forth in Section 14 below;

    - change the Expiration Date of the Offer, except as set forth in the Merger Agreement or required by the SEC; or

    - otherwise amend or change any term or condition of the Offer in a manner adverse to the holders of Shares.

    Purchaser may extend the initial Expiration Date, without the consent of Raytel, in the following events:

    - from time to time, for up to ten business days, from the then applicable Expiration Date, if, at the then applicable Expiration Date, one or more conditions to the Offer have not been satisfied or waived until such conditions are satisfied or waived, but not beyond 12:00 midnight, New York City time, on April 23, 2002;

    - in order to comply with SEC rules and regulations and applicable laws; or

    - if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than ninety percent (90%) of the outstanding number of Shares, but not beyond 12:00 midnight, New York City time, on April 23, 2002.

If the Minimum Tender Condition is satisfied and Purchaser purchases Shares pursuant to the Offer, Purchaser may provide a "subsequent offering period" in accordance with Rule 14d-11 under the Exchange Act.

    Upon the satisfaction and waiver of all the conditions to the Offer and subject to the terms of the Merger Agreement, Purchaser will accept for payment, purchase and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as reasonably practicable after the expiration of the Offer.

    RAYTEL BOARD REPRESENTATION. The Merger Agreement provides that upon purchase by Purchaser of a number of Shares pursuant to the Offer that satisfies the Minimum Tender Condition, Purchaser is entitled to designate for election as directors of Raytel such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors of Raytel constituting the whole Raytel Board (giving effect to any increase in the number of directors in order to comply with this provision) and (ii) the percentage that the voting power of Shares beneficially owned by SHL and Purchaser (including Shares paid for pursuant to the Offer) bears to the total voting power of Shares then outstanding. Raytel is required under the Merger Agreement to take all action necessary to cause Purchaser's designees to be elected or appointed to the Raytel Board, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors; provided, however, that the Raytel Board must at all times until the Effective Time have at least two directors who are directors on the date of the Merger Agreement or otherwise not affiliates of SHL (the "Continuing Directors"). In the event that the number of Continuing Directors is reduced below two for any reason whatsoever, the Raytel Board will cause the person designated by the remaining Continuing Director to fill such vacancy and such person will be deemed to be a Continuing Director for all purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of Raytel then in office will designate two persons to fill such vacancies who are not officers, directors, employees or affiliates of Raytel or SHL or any of their respective subsidiaries and such persons will be deemed to be Continuing Directors for all purposes of the Merger Agreement. Prior to the Effective Time, the Continuing Directors will have the authority to retain such counsel and other advisors at the expense of Raytel as are reasonably necessary to the exercise of their duties in connection with the Merger Agreement, subject to approval by Raytel of the terms of such retention, which approval shall not be unreasonably withheld or delayed. In addition, prior to the Effective Time the Continuing Directors will have the authority to institute any action, on behalf of Raytel, to enforce performance of the Merger Agreement.

    Following the election or appointment of Purchaser's designees and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization will constitute the authorization of the Raytel Board and no other action on the part of Raytel, including any action by any other directors of Raytel, will be required to authorize) any termination or amendment of the Merger Agreement by Raytel, any extension of time for performance of any obligation or action under the Merger Agreement by SHL or Purchaser, any waiver of any condition to Raytel's obligations under the Merger Agreement or any of Raytel's rights thereunder. However, if there are no Continuing Directors, such approval may only be effected by a majority vote of the Raytel Board.

    In addition, after Purchaser has purchased a number of shares that satisfies the Minimum Tender Condition, and from time to time thereafter, Raytel has agreed, if requested by SHL or Purchaser, to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Raytel Board other than the Special Committee and (ii) each board of directors of each Raytel subsidiary, and each committee thereof, that represents the same percentage as Purchaser's designees represent on the Raytel Board.

    THE MERGER. The Merger Agreement provides that, at the time the Merger is consummated (the "Effective Time") and upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged with and into Raytel. Following the Merger, Raytel will continue as the surviving corporation (the "Surviving Corporation") and will be a subsidiary of SHL. Raytel has agreed that if approval of Raytel's stockholders is required by applicable law to consummate the Merger, Raytel will cause a meeting of its stockholders to be duly called and held as soon as practicable following the date on which Purchaser completes the purchase of Shares pursuant to the Offer, for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Raytel has also agreed, if required and at SHL's request, as soon as practicable following the expiration of the Offer, to, among other things, prepare and file a preliminary proxy statement with the SEC, use its reasonable best efforts to respond to any comments of the SEC and cause a definitive proxy statement to be mailed to Raytel's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC staff.

    CERTIFICATE OF INCORPORATION AND BYLAWS. The Merger Agreement provides that the Certificate of Incorporation of Raytel, as in effect immediately prior to the Effective Time, will be amended in the Merger and as so amended will be the Certificate of Incorporation of the Surviving Corporation. The Bylaws of the Purchaser at the Effective Time will be the Bylaws of the Surviving Corporation.

    DIRECTORS AND OFFICERS. Pursuant to the Merger Agreement, and subject to applicable law, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Raytel immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. However, upon the request of SHL or the Purchaser, Raytel will cause any officers of Raytel to be removed at the Effective Time.

    CONVERSION OF SHARES. Pursuant to the Merger Agreement, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by (a) Raytel or SHL or any of their respective subsidiaries, all of which will be canceled, and (b) stockholders who are entitled to and have properly exercised their appraisal rights under the DGCL) will be converted automatically into the right to receive a cash amount equal to the Offer Price, without interest thereon (the "Merger Consideration"), and (ii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation, and such shares will be the only outstanding shares of capital stock of the Surviving Corporation. Stockholders who perfect their right to appraisal of their Shares under the DGCL will be entitled to the amounts determined pursuant to such proceeding. See Section 15 of this Offer to Purchase.

    OPTION PLANS. The Merger Agreement provides that at the Effective Time each outstanding option or warrant to purchase shares of Raytel common stock (an "Option and, collectively "Options"), whether granted under Raytel's existing option plans (the "Option Plans") or otherwise and whether or not then vested or exercisable, will be converted into the right to receive from Raytel an amount of cash equal to the product of (i) the number of Shares subject to the Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Option, less any tax withholding required (the "Option Payment"). All Options, whether or not those Options are converted into cash according to the formula described above, will be canceled and/or terminated. Option Payments will be paid as soon as practicable following the Effective Time.

    The Merger Agreement provides that Raytel will terminate its 1996 Employee Stock Purchase Plan ("ESPP") prior to the Expiration Date. Pursuant to the Merger Agreement, Raytel has suspended new offering periods and additional salary deductions in the current period under the ESPP.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, Raytel has made customary representations and warranties to SHL and Purchaser with respect to, among other matters, its organization and qualification, subsidiaries, capitalization, corporate authorization, governmental authorization, non-contravention, required filings with the SEC, information to be included in the Offer documents, the proxy statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, absence of certain changes or events, litigation, compliance with law, taxes, employee benefit plans, environmental matters, intellectual property, title and condition of properties, insurance, material contracts, employment matters, finders' fees, opinion of Raytel's financial advisor, voting requirements, books and records, certain business practices, interests of officers and directors, provider/supplier status, Medicare secondary payor compliance, overpayments, settlement agreements, the Rights Agreement and full disclosure.

    SHL and Purchaser have made customary representations and warranties in the Merger Agreement to Raytel with respect to, among other matters, their organization, corporate authorization, governmental authorization, non-contravention, information to be included in the Offer documents, the proxy statement or the other documents required to be filed with the SEC or any other governmental authority relating to the Offer and the Merger, litigation, financing for the transaction, Purchaser's operations, finders' fees and full disclosure.

    COVENANTS. The Merger Agreement obligates Raytel and its subsidiaries, from the date of the Merger Agreement until the Effective Time, unless SHL otherwise agrees in writing, to (i) conduct their business in the ordinary course consistent with past practice and (ii) use commercially reasonable best efforts to preserve intact their business organizations, goodwill and relationships with third parties, to keep available the services of their officers and employees and to maintain existing relations with customers, suppliers, officers, employees, creditors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time.

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
    The Merger Agreement also contains specific covenants as to certain activities of Raytel and its subsidiaries during the period from the date of the Merger Agreement until the Effective Time, which provide that Raytel will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of SHL, including, among other things and subject to certain exceptions, the making of dividends and other distributions on its capital stock, changing its capital structure, repurchasing or redeeming its capital stock, issuing or selling its securities, amending its organizational documents, acquiring any company or purchasing any material assets, disposing of any material assets, making capital expenditures, incurring any indebtedness (other than under its existing credit facility), adopting any new benefit plans or increasing compensation, entering into new employment contracts, paying bonuses, changing accounting policies, settling litigation or other liabilities, canceling material insurance policies, entering into or amending material agreements or waiving or amending the Rights Agreement or redeeming the Rights.

    The Merger Agreement also provides that Raytel, SHL and Purchaser will not take any action: (i) that would or could reasonably be expected to make any of their respective representations and warranties set forth in the Merger Agreement that are qualified as to materiality to become untrue or incorrect in any respect; (ii) that would or could reasonably be expected to make any such representations and warranties that are not so qualified to become untrue or incorrect in any material respect; or (iii) that would result in any of the conditions to the Offer not being satisfied (subject to the Raytel Board's fiduciary obligations).

    ACCESS TO INFORMATION. The Merger Agreement provides that, during the period after the execution of the Merger Agreement and prior to the Effective Time, Raytel will, and will cause its subsidiaries to, afford to SHL and its counsel, financial advisors, auditors and other authorized representatives access, upon reasonable notice at reasonable times, to the offices, properties, books and records and contracts and agreements of Raytel and its subsidiaries.

    Pursuant to the terms of the Merger Agreement, except as required by applicable law, SHL and Purchaser will hold, and will cause their respective officers, directors, employees, accountants, counsel, consultants, advisors, agents and affiliates to hold in confidence, all documents and information concerning Raytel or any of its subsidiaries furnished to SHL or its affiliates in connection with the transactions in accordance with the terms of the Confidentiality Agreement described below in this Offer to Purchase.

    NO SOLICITATION. Raytel has agreed in the Merger Agreement not to, and to not permit any of its subsidiaries to, and to ensure that its officers, directors, employees, investment bankers, consultants, financial advisors, accountants, agents or other representatives retained by it or any of its subsidiaries do not:

    - solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below),

    - engage in discussions or negotiations or furnish to any "Person" (e.g., any individual, corporation, partnership, trust, limited liability company, association, unincorporated organization, joint venture, other entity, group, labor union or governmental entity) any information with respect to an Acquisition Proposal, or

    - knowingly facilitate any effort or attempt to make an Acquisition
      Proposal.

Any violation of the foregoing restrictions by any of Raytel's representatives, regardless of whether such representative is so authorized and whether or not the representative is purporting to act on behalf of Raytel or otherwise, shall be deemed a breach of the Merger Agreement by Raytel. The Merger Agreement does not prevent the Raytel Board from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure to Raytel's stockholders that, in the good faith judgment of the majority of the members of the Raytel Board, upon the recommendation of the Special Committee after consultation with and advice from its outside legal counsel, is required by applicable law.

    Under the Merger Agreement, "Acquisition Proposal" means any bona fide offer, inquiry or proposal for (i) a merger, reorganization, consolidation, share exchange, business combination or other similar transaction involving Raytel or any of its subsidiaries, (ii) any proposal or tender offer or exchange offer to acquire, directly or indirectly, any securities of Raytel or the filing of a registration statement under the Securities Act in connection therewith or
(iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 50% of the assets of Raytel and its subsidiaries taken as a whole, other than the Offer and the Merger contemplated by the Merger Agreement.

    Raytel may, however, negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any Person in response to a bona fide written Acquisition Proposal by such Person to acquire in any manner at least 50% of the Shares outstanding or 50% of Raytel's consolidated assets if (i) a majority of the Raytel Board determines in good faith, upon the recommendation of the Special Committee after the Special Committee has received the advice of Houlihan Lokey or another nationally recognized financial advisor, that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal (as defined below) and, after consultation with and advice from outside legal counsel, that the failure to take such action would cause the Raytel Board to breach its fiduciary duties under applicable law, and (ii) such Person executes a confidentiality agreement in a form no less favorable to Raytel than the Confidentiality Agreement described below in this Offer to Purchase.

    Under the Merger Agreement, "Superior Proposal" means any bona fide written Acquisition Proposal that was not solicited by Raytel or any affiliate, representative or agent of Raytel, that does not include any financing condition and that the Raytel Board determines in good faith upon the recommendation of the Special Committee after the Special Committee has received the advice of Houlihan Lokey or another financial advisor and taking into account all the terms and conditions of the Acquisition Proposal, which terms and conditions must include all legal, financial and regulatory aspects of the proposal, the Person making such Acquisition Proposal and the strategic benefits to be derived from the Offer and the Merger and the long-term prospects of Raytel and its subsidiaries) is more favorable to Raytel's stockholders (in their capacities as stockholders) from a financial point of view than the Offer and Merger.

    Prior to providing any information to or entering into discussions or negotiations with any Person in connection with an Acquisition Proposal by such Person, Raytel must notify SHL of any Acquisition Proposal (including, without limitation, its material terms and conditions and the identity of the Person making it) as promptly as practicable (but in no case later than 24 hours) after it receives the Acquisition Proposal, and must provide SHL with a copy of any written Acquisition Proposal and any amendments or supplements. After receipt of the Acquisition Proposal, Raytel must inform SHL on a prompt basis of the status of any discussions or negotiations with the third party, and any material changes to the terms and conditions of the Acquisition Proposal, and must promptly give SHL a copy of any information delivered to that Person which has not previously been provided or made available to SHL. Raytel cannot, however, waive any standstill or confidentiality provisions contained in agreements to which it is a party unless the Raytel Board determines in good faith, upon the recommendation of the Special Committee after consultation by the Special Committee with and advice from its outside legal counsel, that the failure to take such action would cause the Raytel Board to breach its fiduciary duties under applicable law.

    The Merger Agreement provides that, except as provided below, neither the Raytel Board nor any committee thereof will (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to SHL, its recommendation of the Offer, the Merger and the Merger Agreement, or take any action not explicitly permitted by the Merger Agreement that would be inconsistent with its approval of

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the Offer and the Merger, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or (iii) cause Raytel to enter into any letter of intent, agreement in principle, acquisition agreement, commitment or similar agreement related to any Acquisition Proposal. However, prior to the time of acceptance of the Shares for payment pursuant to the Offer, the Raytel Board is permitted (i) not to recommend to its stockholders acceptance of the Offer and/or approval and adoption of the Merger Agreement and the Merger, (ii) to withdraw, or modify in a manner adverse to SHL, its recommendation to its stockholders to accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger,
(iii) to approve or recommend any Superior Proposal or (iv) to terminate the Merger Agreement in accordance with its terms and in connection therewith enter into an agreement with respect to such Superior Proposal, but only if in each case (a) Raytel has received an Acquisition Proposal which the Raytel Board determines in good faith, upon the recommendation of a nationally recognized financial advisor, constitutes a Superior Proposal, (b) the Raytel Board determines in good faith, upon the recommendation of the Special Committee after consultation by the Special Committee with and advice from its outside legal counsel, that the failure to take such action would cause the Raytel Board to breach its fiduciary duties under applicable law and (c) after five business days have elapsed following Raytel's delivery to SHL of written notice advising SHL that the Raytel Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making the Superior Proposal. Raytel cannot enter into an agreement with respect to a Superior Proposal unless it terminates the Merger Agreement in accordance with its terms and pays the fees and expenses described below.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, from and after the Effective Time the Surviving Corporation will indemnify and hold harmless (including the advancement of expenses) the current and former directors and officers of Raytel and its wholly-owned subsidiaries (the "Indemnified Parties") in respect of claims made within six years following the Effective Time for acts or omissions occurring on or prior to the Effective Time to the extent provided in Raytel's certificate of incorporation, bylaws and indemnity agreements in effect on the date of the Merger Agreement. However, such indemnification is subject to any limitation imposed from time to time under applicable law. In addition, the parties have agreed that the certificate of incorporation and bylaws of the Surviving Corporation cannot be amended, repealed or otherwise modified in any manner adverse to persons who, as of the date of the Merger Agreement, are Indemnified Parties, without the prior written consent of any such persons, for a period of six years from and after the Effective Time and shall contain indemnification and exculpation provisions which are no less favorable to the Indemnified Parties than those provisions contained in Raytel's certificate of incorporation and bylaws as in effect immediately prior to the date of the Merger Agreement. Any determination required to be made with respect to whether any Indemnified Party may be entitled to indemnification will, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Corporation and reasonably satisfactory to the Indemnified Party.

    In addition, the Merger Agreement provides that for six years after the Effective Time, SHL shall maintain, or cause the Surviving Corporation to maintain, with respect to matters occurring prior to the Effective Time, directors' and officers' liability insurance policies comparable to those currently maintained by Raytel for the benefit of persons currently covered by Raytel's directors' and officers' liability insurance policies (except to the extent any provisions in such insurance policies are no longer generally available in the market). However, the Surviving Corporation will not be required to pay in any one year an amount in excess of 200% of the aggregate annual premiums currently paid by Raytel for such insurance (which annual premium Raytel represented is $109,000) in order to maintain such directors' and officers' liability insurance policies. Furthermore, the parties have agreed that if the annual premium costs necessary to maintain such insurance coverage exceed such amount, the Surviving Corporation is only obligated to obtain as much coverage as can be obtained for an annual

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premium equal to 200% of the current premium. SHL may satisfy its obligations under this provision by purchasing a "tail" policy under Raytel's existing directors' and officers' insurance policy.

    The Merger Agreement provides that these indemnification provisions will survive the consummation of the Merger at the Effective Time, are intended to benefit Raytel, SHL, the Surviving Corporation and the Indemnified Parties, and will be binding on all successors and assigns of SHL and the Surviving Corporation. In the event that SHL or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of SHL or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this provision.

    CERTAIN EMPLOYEE BENEFITS. The Merger Agreement provides that for at least one year after the Effective Time, the Surviving Corporation will provide benefits (other than equity-based compensation), including health and welfare benefits, to employees of Raytel and its subsidiaries who continue their employment after the Effective Time (each, a "Continuing Employee") which are generally not less favorable in the aggregate to such Continuing Employee than the benefits being provided to such Continuing Employee immediately prior to the Effective Time. The Surviving Corporation will recognize the service of each Continuing Employee through the Effective Time as if such service had been performed with the Surviving Corporation for purposes of eligibility and vesting under the Surviving Corporation's benefit plans.

    In addition, pursuant to the terms of the Merger Agreement, the Surviving Corporation must honor Raytel's severance and bonus obligations arising under the agreements and bonus arrangements identified to Purchaser. The parties have agreed that the transactions contemplated by the Merger Agreement constitute a "change in control" for all purposes under such agreements and bonus arrangements.

    CONDITIONS OF THE OFFER. See Section 14 of this Offer to Purchase for a full description of the conditions to the Offer.

    CONDITIONS TO CONSUMMATION OF THE MERGER. The respective obligations of Purchaser, SHL and Raytel to complete the Merger are subject to the satisfaction or waiver, at or before the Effective Time, of each of the following conditions (collectively, the "Merger Conditions"):

    - Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer (this condition will be deemed to be satisfied for SHL and Purchaser if Purchaser fails to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement);

    - if required by applicable law, the Merger Agreement must have been approved and adopted by the required vote of the stockholders of Raytel in accordance with the DGCL; and

    - there must not be any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity preventing the consummation of the Merger or making the consummation thereof unlawful, and there must not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger; provided, however, that each of the parties must have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

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
    TERMINATION. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Raytel:

    (a) by mutual written consent of SHL, Purchaser and Raytel;

    (b) by either Raytel or SHL:

        (i) if any court of competent jurisdiction or other governmental entity has restrained, enjoined, prohibited or otherwise made illegal the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger by an order (other than a temporary restraining order), decree, ruling or other action which has become final and nonappealable; or

        (ii) if (a) the Offer has expired or been terminated or withdrawn by SHL and Purchaser without any Shares being purchased pursuant thereto or (b) SHL or Purchaser has not accepted for payment all Shares tendered pursuant to the Offer by May 8, 2002, although this right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of SHL or Purchaser to purchase the Shares pursuant to the Offer on or prior to such date;

    (c) by Raytel:

        (i) if SHL and/or Purchaser fails to commence the Offer pursuant to the Merger Agreement, although this right to terminate will not be available if Raytel is in breach in any material respect of its obligations under the Merger Agreement;

        (ii) in connection with entering into a definitive agreement with respect to a Superior Proposal as permitted by the "No Solicitation" section discussed above, if (a) Raytel provides written notice to SHL and Purchaser of the material terms and conditions of the Acquisition Proposal, which the Raytel Board determines in good faith, upon the recommendation of the Special Committee after consultation by the Special Committee with and advice from Houlihan Lokey or another nationally recognized financial advisor and its outside legal counsel, constitutes a Superior Proposal, attaching the most current version of such Acquisition Proposal and identifying the Person making such Acquisition Proposal, (b) after five business days following delivery of such written notice, the Raytel Board reasonably determines, upon the recommendation of the Special Committee based upon the advice of Houlihan Lokey or another nationally recognized financial advisor, that any proposal made by SHL and Purchaser supplementing the terms and conditions of the Offer is not at least as favorable to Raytel and its stockholders as the terms and conditions of such Acquisition Proposal, (c) Raytel pays the termination fee and expenses described below under "Termination Fees and Expenses" concurrently with entering into a definitive agreement with respect to a Superior Proposal and (d) each party to such Superior Proposal delivers a written acknowledgement to SHL that waives any right it may have to contest the validity or enforceability of any of the terms and conditions of the Merger Agreement; or

       (iii) if SHL or Purchaser have made a material misrepresentation or breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to SHL or Purchaser, as applicable;

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
    (d) by SHL:

        (i) if, due to an occurrence, not resulting from a breach by SHL or Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any one or more of the Offer Conditions described in Section 14 below, SHL or Purchaser has failed to commence the Offer on or prior to February 22, 2002;

        (ii) if, prior to the purchase of the Shares pursuant to the Offer, Raytel has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (d) or
             (e) of the Offer Conditions described in Section 14 below and
             (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Raytel;

       (iii) if, whether or not permitted to do so, (A) the Raytel Board withdraws or modifies in a manner adverse to SHL or Purchaser (or fails, at the request of SHL, to reaffirm) its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approves or recommends any Acquisition Proposal or (B) Raytel has entered into any agreement with respect to any Acquisition Proposal (other than as permitted by the Merger Agreement), including a Superior Proposal entered into pursuant to the Merger Agreement; or

        (iv) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated in a public manner to Raytel which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and Raytel has not rejected in a manner that becomes publicly disclosed such proposal within the earlier of
             (A) ten business days after the Acquisition Proposal first becomes publicly disclosed or (B) three business days prior to the Expiration Date.

    TERMINATION FEES AND EXPENSES. The Merger Agreement provides that except as otherwise set forth below, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring those expenses. Raytel has agreed in the Merger Agreement to pay SHL a fee of $1,750,000 (the "Termination Fee") and to reimburse SHL's out-of-pocket expenses, up to a maximum of $750,000 (the "Expenses"), if:

        (i) Raytel terminates the Merger Agreement pursuant to clause (c)(ii) under "Termination" above;

        (ii) SHL terminates the Merger Agreement pursuant to clause (d)(iii)(B) under "Termination" above;

       (iii) (A) the Merger Agreement is terminated by either SHL or Raytel pursuant to clause (b)(ii) under "Termination" above, (B) an Acquisition Proposal is announced prior to the termination of the Merger Agreement, (C) within 12 months of such termination of the Merger Agreement Raytel announces its intention to enter into an agreement with respect to an Acquisition Proposal (except that the sale of securities by Raytel for cash that does not result in a person obtaining beneficial ownership of a majority of Raytel's outstanding shares or the right to elect a majority of Raytel's Board shall not constitute an Acquisition Proposal under clause (ii) of the definition of Acquisition Proposal) and
             (D) Raytel subsequently consummates such transaction; or

        (iv) (A) SHL terminates the Merger Agreement pursuant to clause (d)(iv) under "Termination" above or by reason of the non-fulfillment of any of the conditions described in clauses (d),
             (e) or (g) under Section 14 below, (B) within 12 months of such termination of the Merger Agreement Raytel announces its intention to enter into an agreement with respect to Acquisition Proposal (except that (1) the sale of securities by Raytel for cash that does not result in a person obtaining beneficial ownership of a majority of Raytel's outstanding shares or the right to elect a majority of Raytel's Board shall not constitute an Acquisition Proposal under clause (ii) of the definition of Acquisition Proposal and (2) in the case of termination by reason of the non-fulfillment of any of the conditions described in clauses
             (d) or (e) under Section 14 below, the Acquisition Proposal is at a price per share higher than the Offer Price) and (C) Raytel subsequently consummates such transaction, provided that under certain circumstances Raytel must pay all or a portion of the Expenses at the time the Merger Agreement is terminated, and provided further that with respect to a termination pursuant to clause (d) under Section 14 below, Raytel is not obligated to pay a Termination Fee and Expenses if it can demonstrate the condition would have been satisfied if the Expiration Date was the date of the Merger Agreement.

    AMENDMENT. The Merger Agreement may be amended by the parties at any time before or after any required approval of the Merger by Raytel stockholders. However, after any such stockholder approval, no amendment may be made that by law requires further approval by such stockholders without the further approval of such stockholders. Any amendment to the Merger Agreement must be in writing signed on behalf of each of the parties.

    WAIVER.  The parties may, at any time prior to the Effective Time,
(i) extend the time for the performance of any of the obligations of the other parties, (ii) waive any inaccuracies in any representations and warranties on the part of the other parties or (iii) waive compliance with any of the agreements or conditions contained therein on the part of the other parties.

THE STOCKHOLDERS' AGREEMENT.

    THE FOLLOWING IS A SUMMARY OF MATERIAL PROVISIONS OF THE STOCKHOLDERS' AGREEMENT (THE "STOCKHOLDERS' AGREEMENT"), DATED AS OF FEBRUARY 7, 2002, BY AND AMONG SHL, THE PURCHASER AND RAYTEL'S DIRECTORS AND EXECUTIVE OFFICERS, A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE SCHEDULE TO. THE SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE STOCKHOLDERS' AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO FULL TEXT OF SUCH AGREEMENT FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO, WHICH IS INCORPORATED BY REFERENCE HEREIN. THE STOCKHOLDERS' AGREEMENT SHOULD BE READ IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MATTERS SUMMARIZED BELOW. THE STOCKHOLDERS' AGREEMENT MAY BY EXAMINED, AND COPIES OBTAINED, AS SET FORTH IN SECTION 8 OF THIS OFFER TO PURCHASE.

    As a condition and inducement to SHL's and Purchaser's entering into the Merger Agreement, each of Richard F. Bader, Raytel's Chairman and Chief Executive Officer, Jason Sholder, Raytel's Senior Vice President and President and Chief Operating Officer of Raytel Cardiac Services, Swapan Sen, Raytel's Senior Vice President and President and Chief Operating Officer of Raytel Imaging Holdings, John F. Lawler, Jr., Raytel's Vice President and Chief Financial Officer, Gene I. Miller, a director of Raytel, and Allan Zinberg, a director of Raytel (each, a "Stockholder"), entered into the Stockholders' Agreement concurrently with the execution and delivery of the Merger Agreement. The Stockholders own an aggregate of 188,010 Shares (excluding Shares subject to Options), representing approximately 6.4% of the Shares outstanding on February 7, 2002, and in-the-money options to purchase an aggregate of 189,739 Shares (representing approximately 5.1% of the outstanding Shares on a fully-diluted basis).

    Pursuant to the Stockholders' Agreement, each Stockholder has agreed to tender his Shares in the Offer not later than the 10th business day following the commencement by Purchaser of the Offer pursuant to the Merger Agreement and not to withdraw such Shares once tendered. Each Stockholder

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
has also agreed to (i) appear at any meeting of stockholders of Raytel and be included in the determination of a quorum, (ii) vote his Shares in favor of the Merger and the Merger Agreement and (iii) vote or cause all Shares owned by him to be voted, against (1) any Acquisition Proposal (other than one by SHL or Purchaser) and (2) any amendment of Raytel's certificate of incorporation or bylaws or other proposal, action or transaction involving Raytel or any of its subsidiaries or any of its stockholders that could reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholders' Agreement or to deprive SHL of any material portion of the benefits anticipated by SHL to be received from the consummation of the Offer and the Merger. In addition, under the Stockholders' Agreement (so long as it remains in effect), each Stockholder has granted SHL an irrevocable proxy to vote, act by written consent or grant a consent, proxy or approval in respect of all Shares held by him with respect to such vote or action by written consent, solely for the purposes of voting in favor of the Merger and the Merger Agreement and against any transaction that would impede, interfere or prevent the Merger.

    Each of the Stockholders has agreed that, prior to the termination of the Stockholders' Agreement pursuant to its terms, such Stockholder will not
(1) transfer, or consent to the transfer, of any or all of the Shares beneficially owned by such Stockholder unless the transferee agreed to be bound by the Stockholders' Agreement, (2) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares beneficially owned by such Stockholder or any interest therein,
(3) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares beneficially owned by such Stockholder, (4) deposit the Shares beneficially owned by such Stockholder into a voting trust or enter into a voting agreement or arrangement with respect to the Shares beneficially owned by such Stockholder or (5) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations under the Stockholders' Agreement or the transactions contemplated thereby.

    The Stockholders' Agreement contains customary representations and warranties by the Stockholders, including representations and warranties as to ownership of Shares and power and authority to enter into the Stockholders' Agreement.

    The Stockholders' Agreement will terminate in the event the Merger Agreement is terminated in accordance with its terms or, in the event the Merger is consummated, upon the Effective Time.

THE CONFIDENTIALITY AGREEMENT

    THE FOLLOWING IS A SUMMARY OF MATERIAL TERMS OF THE CONFIDENTIALITY AGREEMENT, DATED NOVEMBER 29, 2001, BY AND BETWEEN HOULIHAN LOKEY, ON BEHALF OF RAYTEL, AND SHL (THE "CONFIDENTIALITY AGREEMENT"), A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE SCHEDULE TO. THE SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE CONFIDENTIALITY AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO FULL TEXT OF SUCH AGREEMENT FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO, WHICH IS INCORPORATED BY REFERENCE HEREIN. THE CONFIDENTIALITY AGREEMENT SHOULD BE READ IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MATTERS SUMMARIZED BELOW. THE CONFIDENTIALITY AGREEMENT MAY BY EXAMINED, AND COPIES OBTAINED, AS SET FORTH IN SECTION 8 OF THIS OFFER TO PURCHASE.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other things, SHL agreed, on behalf of itself and its representatives, subject to limited exceptions, to maintain the confidentiality of nonpublic, confidential or proprietary information furnished to it and to use the confidential information solely in connection with evaluating a business combination with Raytel. The Confidentiality Agreement also provides that for a period of one year after the date of the agreement, SHL will not, without Raytel's prior written consent, directly or indirectly solicit to employ or employ any of Raytel's officers or employees, except under the conditions provided in the Confidentiality Agreement.

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
    In addition, the Confidentiality Agreement contains a standstill provision pursuant to which, among other things, for a period of one year from the date of the Confidentiality Agreement, SHL and its affiliates and representatives will not, unless specifically invited in writing by Raytel, in any manner directly or indirectly:

    - effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in any acquisition of any securities or assets of Raytel or any of its subsidiaries, any tender or exchange offer, merger or other business combination involving Raytel or any of its subsidiaries, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Raytel or any of its subsidiaries;

    - take any action which might force Raytel to make a public announcement regarding any of the types of matters set forth above; or

    - enter into any discussions or arrangements with any third party with respect to any of the foregoing.

    The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

13. DIVIDENDS AND DISTRIBUTIONS.

    Raytel has never declared or paid cash dividends on the Shares. As discussed in Section 12 above, the Merger Agreement provides that Raytel will not, and will not permit any of its subsidiaries to, between the date of the Merger Agreement and the Effective Time, without the prior consent of SHL, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (other than dividends and other distributions paid by any subsidiary of Raytel to Raytel or any wholly-owned subsidiary of Raytel).

14. CERTAIN CONDITIONS OF THE OFFER.

    The Merger Agreement provides that notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion except as otherwise provided for in the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares and may delay the acceptance for payment of or the payment for any tendered Shares and, under certain circumstances, terminate or amend the Offer as to any Shares not then paid for, if: (i) the Minimum Tender Condition has not been satisfied; or (ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist (collectively, the "Offer Conditions"):

    (a) there is threatened or pending any suit, action or proceeding by any governmental entity:

       - seeking to prohibit or impose any material limitations on SHL's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or Raytel's (or any of its subsidiary's) businesses or assets;

       - seeking to compel SHL or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Raytel or SHL and their respective subsidiaries, in each case taken as a whole;

       - challenging the acquisition by SHL or Purchaser of any Shares pursuant to the Offer or the Merger;

       - seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of the transactions contemplated by the Merger Agreement;

       - seeking to obtain from Raytel, SHL or Purchaser any damages that are material in relation to Raytel and its subsidiaries taken as a whole;

       - seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger;

       - seeking to impose material limitations on the ability of Purchaser or SHL effectively to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Raytel's stockholders; or

       - which would be reasonably likely to have a Material Adverse Effect on SHL;

    (b) there shall be any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any governmental entity that results in any of the consequences in paragraph (a) above;

    (c) the Merger Agreement has been terminated in accordance with its terms or any event has occurred which gives SHL or Purchaser the right to terminate the Merger Agreement or not consummate the Merger;

    (d) any representation or warranty of Raytel contained in the Merger Agreement is not true and correct in all respects as of the date of consummation of the Offer (disregarding qualifications therein relating to materiality), such that the aggregate effect of all such breaches of representations or warranties to be true and correct would reasonably be expected to have a Material Adverse Effect on Raytel, or the representations concerning any of Raytel's settlement agreements or its corporate integrity agreement shall not be true and correct in all material respects (the parties having agreed that any notice from a governmental entity that Raytel or any of its subsidiaries is in default under or in violation of any settlement agreement or its corporate integrity agreement is material);

    (e) Raytel has failed to perform or comply in any material respect with any of its obligations, covenants or agreements to be performed or complied with by it under the Merger Agreement;

    (f) there has occurred and is continuing:

       - any general suspension of trading in or limitation on prices for securities on any national securities exchange or in the over-the-counter market in the United States or Switzerland for a period in excess of 24 hours (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index);

       - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel whether or not mandatory;

       - any limitation (whether or not mandatory) by any governmental entity on, or other event that materially and adversely affects, the extension of credit by banks or other lending institutions; or

       - a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Israel or, to the extent existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

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
    (g) the Raytel Board or any committee thereof:

       - has withdrawn or modified in a manner adverse to SHL or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger or the Merger Agreement or recommended or approved any Acquisition Proposal;

       - upon request of Purchaser, has failed to reaffirm its approval recommendation of the Offer, the Merger Agreement or the Merger within three business days after Purchaser's request;

       - has resolved to do any of the foregoing; or

       - has taken a neutral position or made no recommendation, in each case in a manner that is publicly disclosed, with respect to a publicly disclosed Acquisition Proposal (other than by SHL or Purchaser) within the earlier of (i) ten business days after the first public disclosure thereof or (ii) three business days prior to the Expiration Date;

    (h) a change, condition, event or development has occurred since
       September 30, 2001, that could reasonably be expected to have a Material Adverse Effect on Raytel and the existence or possibility of which was not expressly disclosed in the Disclosure Memorandum delivered to SHL and Purchaser at the time the Merger Agreement was executed;

    (i) SHL and Raytel have agreed in writing that Purchaser will terminate the Offer or postpone the acceptance for payment of or payment for Shares under the Offer; or

    (j) all consents necessary to the consummation of the Offer or the Merger including, without limitation, consents from parties to loans, contracts, leases or other agreements and consents from governmental agencies, whether federal, state or local, shall not have been obtained, other than consents which, if not obtained, would not reasonably be expected to have a Material Adverse Effect on Raytel;

which in the sole good faith judgment of SHL or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or the acceptance for payment or payment for the Shares.

    The foregoing conditions are for the sole benefit of SHL and Purchaser, may be waived by SHL or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of SHL or Purchaser. The failure by SHL or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    As used in the Merger Agreement, "Material Adverse Effect" means, with respect to any Person, any change, result, effect, event, occurrence or state of facts (or any development that has had or is reasonably likely to have any change or effect) that, individually or in the aggregate with any such other change, result, effect, event, occurrence, or state of facts, is, or would reasonably be expected to be, materially adverse (whether or not (i) foreseeable or known as of the date of the Merger Agreement, (ii) covered by insurance or (iii) constituting a breach of a representation, warranty or covenant set forth in the Merger Agreement) to the business, condition (financial or otherwise), assets, liabilities or results of operations of such Person and its subsidiaries, taken as a whole, or which is or would reasonably be expected to be materially adverse to the ability of such Person to perform on a timely basis any of its material obligations under the Merger Agreement or to consummate the transactions contemplated thereby. However, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect:

    - any change in the market price or trading volume of the capital stock of such Person after February 7, 2002;

    - changes, events or occurrences in the United States or Switzerland securities markets which are not specific to such Person;

    - any adverse changes, events, developments or effects arising from or relating to general business or economic conditions or the general conditions of the industry in which the Person participates which are not specific to such Person and its subsidiaries and which do not affect such Person in a materially disproportionate manner;

    - any adverse change, result, event, development or effect arising from or relating to any change in U.S. generally accepted accounting principles;

    - any adverse changes, events, developments or effects reasonably attributable to the execution or announcement of the Merger Agreement; and

    - the effect on such Person of out-of-pocket fees or expenses (including legal, accounting and financial advisory fees and expenses) incurred in connection with the transactions contemplated by the Merger Agreement.

    A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. See Section 1--"Terms of this Offer" of this Offer to Purchase.

15. CERTAIN LEGAL MATTERS.

    Except as described in this Section 15, based on a review of publicly available filings made by Raytel with the SEC and other publicly available information concerning Raytel and discussions of representatives of SHL with representatives of Raytel, none of the Purchaser, SHL or Raytel is aware of any license or regulatory permit that appears to be material to the business of Raytel and its Subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of Raytel's subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, SHL and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While (except as otherwise expressly described in this Section 15) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Raytel's business or that certain parts of Raytel's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 above for a description of the conditions to the Offer.

    STATE TAKEOVER LAWS. Raytel is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Raytel Board has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer, the Merger and the Stockholders' Agreement and, therefore, Section 203 of the DGCL is inapplicable to the Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statue, that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court of the United States held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX ACQUISITION CORP. V. TELEX CORP., a Federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. V. MCREYNOLDS, a Federal district court in Tennessee ruled that four Tennessee takeover statues were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in GRAND METROPOLITAN PLC V. BUTTERWORTH that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

    Raytel, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not attempted to comply with any such laws. Should any person seek to apply any state takeover law to the Offer or the Merger, the Purchaser reserves the right to challenge the validity or applicability of any such statute in appropriate court proceedings or otherwise, and nothing contained in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event it is asserted that one or more state takeover laws applies to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See
Section 14--"Certain Conditions of the Offer" of this Offer to Purchase.

    OTHER FOREIGN LAWS. SHL conducts business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. SHL is analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes any action prior to the completion of the Offer that might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See Section 14--"Certain Conditions of the Offer" of this Offer to Purchase.

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by the

Purchaser pursuant to the Offer nor the Merger, nor any of the other transactions contemplated by the Merger Agreement and the Stockholders' Agreement, are subject to such requirements.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding the inapplicability of the HSR Act, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Merger or seeking divestiture of shares so acquired or divestiture of substantial assets of SHL, Raytel or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

    APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under
Section 262 of the DGCL, dissenting Raytel stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

    GOING-PRIVATE TRANSACTIONS. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which SHL or Purchaser seek to acquire the remaining Shares not held by them. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination, or
(ii) the Merger or other business combination is consummated within one year after the purchase of the shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger. Neither SHL nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. FEES AND EXPENSES.

    CIBC World Markets is acting as Dealer Manager for the Offer and is providing certain financial advisory services to SHL in connection with its acquisition of Raytel, for which services CIBC World Markets will receive customary compensation. SHL also has agreed to reimburse CIBC World Markets for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade or hold the securities of SHL and

Raytel for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    SHL and the Purchaser have retained Georgeson Shareholder
Communications Inc. to act as the Information Agent and Alpine Fiduciary Services, Inc. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

    Neither the Purchaser nor SHL will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor SHL is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or SHL becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR SHL NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    SHL and the Purchaser have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Raytel has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the SEC).

                                          SHL TELEMEDICINE ACQUISITION CORP.

February 22, 2002

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             SHL AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF SHL. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of SHL. Unless otherwise indicated, the current business address of each person is 90 Igal Alon Street, Tel Aviv 67891, Israel. Unless otherwise indicated, each such person is a citizen of the State of Israel and each occupation set forth opposite an individual's name refers to employment with SHL. None of SHL's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of Raytel. There is no family relationship between any of the directors and executive officers of SHL other than among Yoram Alroy, Erez Alroy, Yariv Alroy and Elon Shalev. Yoram Alroy is the father of Erez Alroy and Yariv Alroy and the brother-in-law of Elon Shalev. Erez Alroy and Yariv Alroy are brothers, sons of Yoram Alroy and nephews of Elon Shalev. Elon Shalev is the brother-in-law of Yoram Alroy and the uncle of Erez Alroy and Yariv Alroy.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS; CITIZENSHIP
----                                     ---------------------------------------------------------------
Yoram Alroy............................  Yoram Alroy has been SHL's Chief Executive Officer and Chairman of its Board of Directors for more than the past five years. He has also served as a member of the Board of Directors of SHL
                                         TeleMedicine International Ltd., a wholly-owned subsidiary of
                                         SHL, since 1997.

Yariv Alroy............................  Yariv Alroy has been a director of SHL since April 2001 and its
                                         Co-President since November 2000. Prior to that, Mr. Alroy served as Vice President of SHL TeleMedicine International
                                         Ltd., a wholly-owned subsidiary of SHL, for more than the past five years.

Erez Alroy.............................  Erez Alroy has served as Co-President of SHL since November
                                         2000. Prior to that, Mr. Alroy served as Vice President in charge of operations in Israel of SHL TeleMedicine
                                         International Ltd. from 1996. He has been a member of the Board of Directors of SHL TeleMedicine International Ltd., a
                                         wholly-owned subsidiary of SHL, since 1997.

Ziv Carthy.............................  Ziv Carthy has served as a director of SHL since December 1997.
                                         He has served as a member of the Board of Directors of SHL
                                         TeleMedicine International Ltd., a wholly-owned subsidiary of
                                         SHL, since December 1997 and served as its Director of
                                         International Business Development from September 1994 to
                                         October 1997. Mr. Carthy currently serves as General Manager of
                                         G.Z. Assets and Management Ltd., a position he has held since
                                         November 1997. In addition, Mr. Carthy has also served as the
                                         Chief Executive Officer of GUIMachine Technologies Ltd. since its inception in May 2001, as Director of Operations of EMC
                                         Corporation from April 2000 to May 2001, as Chief Operating
                                         Officer of GTek Technologies from April 1998 to December 1999 and as General Manager of Gas Carthy Ltd. from November 1997 to
                                         April 1998.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                     MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS; CITIZENSHIP
----                                     ---------------------------------------------------------------
Uzi de Haan............................  Uzi de Haan has been a director of SHL since September 2000.
                                         Mr. de Haan currently serves as the Chief Executive Officer of
                                         Philips Israel, a position he has held since June 1998. Prior to that, he served as Director of Corporate Purchasing of
                                         Philips Electronics, Ltd. since February 1995. Mr. de Haan is a citizen of The Netherlands.

Dvorah Kimhi...........................  Dvorah Kimhi has been a director of SHL since February 2001.
                                         Ms. Kimhi has been the General Counsel of Aneney Communications
                                         Ltd. since January 2001. Prior to that, Ms. Kimhi was General
                                         Counsel to Noga Communications Ltd. since May 1997. From
                                         November 1978 to April 1997, she served as the head of the
                                         Legal Department of the Israeli Educational Television Channel.

James P. Nolan.........................  James P. Nolan has served as a director of SHL since September
                                         2000. Since January 2000, Mr. Nolan has served as Vice
                                         President, Corporate Finance, of Royal Philips Electronics NV.
                                         Prior to that, Mr. Nolan served as a Corporate Finance
                                         Executive at Rabobank International since 1995. Mr. Nolan is a citizen of the Republic of Ireland.

Colin H. Schachat......................  Colin H. Schachat has been a director of SHL since April 2001.
                                         Mr. Schachat is the Managing Director of Stonehage Israel
                                         Financial Services Limited, a position he has held since
                                         January 1997.

Elon Shalev............................  Elon Shalev has served as a director of SHL since 1986. He has been a member of the Board of Directors of SHL TeleMedicine
                                         International Ltd., a wholly-owned subsidiary of SHL, since
                                         September 1997. Since October 2001, Mr. Shalev has been a
                                         private investor in communication-related companies. From
                                         January 2000 to September 2001, Mr. Shalev served as Executive
                                         Vice President of Discount Investment Corporation. Mr. Shalev
                                         also served as Editor in Chief of Yedioth-Achronoth, an Israeli daily newspaper, from June 1996 to July 1999.

Erez Termechy..........................  Erez Termechy has served as Vice President and Chief Financial
                                         Officer of SHL for more than the past five years.

Nissin Zvili...........................  Nissin Zvili has been a director of SHL since December 2001.
                                         Since 1999 he has served as the Chairman of the International
                                         Center for Peace in the Middle East and has been a member of the boards of directors of several educational non-for-profit public institutes. Mr. Zvili also served as a member of the
                                         Israeli Parliament and as Secretary General of the Israeli
                                         Labor Party from 1992 to 1998. Mr. Zvili's business address is
                                         Moshav Olesh, Israel.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 90 Igal Alon Street, Tel Aviv 67891, Israel. Unless otherwise indicated, each such person is a citizen of the State of Israel and each occupation set forth opposite an individual's name refers to employment with SHL. None of Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of Raytel. There is no family relationship between any of the directors and executive officers of Purchaser other than between Erez Alroy and Yariv Alroy, who are brothers.

                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                     MATERIAL POSITIONS HELD DURING PAST FIVE YEARS; CITIZENSHIP
----                                     -----------------------------------------------------------
Yariv Alroy............................  Yariv Alroy is a director and Co-President of Purchaser.
                                         Mr. Alroy has been a director of SHL since April 2001 and
                                         its Co-President since November 2000. Prior to that, Mr.
                                         Alroy served as Vice President of SHL TeleMedicine
                                         International Ltd., a wholly-owned subsidiary of SHL, for
                                         more than the past five years.

Erez Alroy.............................  Erez Alroy serves as Co-President of Purchaser. Mr. Alroy has served as Co-President of SHL since November 2000.
                                         Prior to that, Mr. Alroy served as Vice President in charge of operations in Israel of SHL TeleMedicine International
                                         Ltd from 1996. He has been a member of the Board of
                                         Directors of SHL TeleMedicine International Ltd., a
                                         wholly-owned subsidiary of SHL, since 1997.

James P. Nolan.........................  James P. Nolan is a director of Purchaser. Mr. Nolan has served as Vice President, Corporate Finance, of Royal
                                         Philips Electronics NV since January 2000. Prior to that,
                                         Mr. Nolan served as a Corporate Finance Executive at
                                         Rabobank International since 1995. Mr. Nolan has also
                                         served as a director of SHL since September 2000. Mr. Nolan is a citizen of the Republic of Ireland.

Erez Termechy..........................  Erez Termechy serves as Secretary and Treasurer of
                                         Purchaser. Mr. Termechy has served as Vice President and
                                         Chief Financial Officer of SHL for more than the past five years.

    Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Raytel stockholder or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                        ALPINE FIDUCIARY SERVICES, INC.

        BY MAIL:           BY FACSIMILE         BY HAND:
                           TRANSMISSION:
                           (FOR ELIGIBLE
                           INSTITUTIONS
                               ONLY)

    Alpine Fiduciary      (201) 559-1162    17 State Street,
     Services, Inc.                            28th Floor
      c/o Georgeson      CONFIRM FACSIMILE    New York, NY
       Shareholder         TRANSMISSION           10004
   Communications Inc.     BY TELEPHONE:       Attn: Mark
      P.O. Box 2065       (201) 460-2213         Zimkind
  South Hackensack, NJ
       07606-9974

                           BY OVERNIGHT
                             COURIER:
                         111 Commerce Road
                           Carlstadt, NJ
                               07072
                           Attn: Reorg.
                            Department

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent or the Dealer Manager. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                          [GEORGESON SHAREHOLDER LOGO]

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                          17 State Street, 10th Floor
                            New York, New York 10004

                       Banks and Brokers: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:

                          [LOGO OF CIBC WORLD MARKETS]
                              425 Lexington Avenue
                            New York, New York 10017
                           (866) 767-9649 (toll free)